OSISKO CLOSES EXPLORATION EARN-IN AGREEMENT

(Montreal, October 5, 2016) Osisko Gold Royalties Ltd (OR:TSX and OR:NYSE) ("Osisko Royalties" or the "Corporation") is pleased to announce that it has finalized its earn-in agreement transaction with Osisko Mining Inc. (“Osisko Mining”), which was announced on August 16, 2016. Under the terms of the agreement, Osisko Mining may earn a 100% interest in Osisko Royalties’ interest in 28 exploration properties located in the James Bay area and Labrador Trough (the “Properties”) upon completing the total investment of $32 million over a 7-year period; Osisko Mining will earn a 50% interest upon completing expenditures totaling $19.2 million. Osisko Royalties retained an escalating net smelter return (“NSR”) royalty ranging from 1.5% to a maximum of 3.5% on precious metals and a 2% NSR royalty on other metals and minerals produced from the Properties. Additionally, new properties acquired by Osisko Mining in the designated area during a 7-year term will be subject to a royalty agreement in favour of Osisko Royalties with similar terms. Osisko Royalties undertakes not to participate in any exploration activity and is bound not to compete with Osisko Mining in areas covered by the agreement, except for the continuation of activities on its Coulon copper-zinc project held by Osisko Royalties and other Québec institutional shareholders and on four other exploration properties.

As part of the transaction, Osisko Mining is hiring all of the Osisko Royalties Québec based exploration team (former Virginia Mines employees).

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer of Osisko Royalties, stated: “We are streamlining our business to focus on royalties and the mining incubation model, while continuing to support our growth through exploration programs carried out by our investee corporations.”

Due to the fact that Osisko Mining is a related party of Osisko Royalties this transaction is a "related party transaction" as set out in Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions ("Regulation 61-101"). Osisko Royalties has relied on the exemption from the valuation requirements of Regulation 61-101 contained in n section 5.5(a) and from minority approval requirements under section 5.7(a) , because the fair market value off the subject matter of, and the consideration for, the transaction, does not exceed 25% of the market capitalization of Osisko Royalties. The entry into of the transaction has been approved by the directors of Osisko Royalties, other than those with an interest in Osisko Mining.

Exercise of Option

The Corporation has also exercised its option to acquire a 1% NSR royalty on Osisko Mining‘s Windfall and Urban Barry properties for $5 million. Osisko Mining is s currently executing a 150,000 meter program on the Windfall Project and surrounding are ea.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past seven consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements including the fact that the Corporation may obtain new royalties on new properties acquired by Osisko Mining. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the Corporation’s understanding that Osisko Mining will pursue exploration activities in the James Bay and Labrador Through areas. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, refer to the Corporation’s most recent Annual information Form filed on SEDAR and EDGAR. The forward-looking information set forth herein reflects the Corporation’s expectations as at the date of this press release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com